EXHIBIT 99.1

Amira Nature Foods, Ltd Announces Reverse Stock Split

For Immediate Release

Amira Nature Foods, Ltd, a company formed under the laws of the British Virgin Islands, (the “Company”) whose shares are listed on the New York Stock Exchange with the symbol “ANFI” announced today that on December 4, 2019, its Board of Directors approved a 20:1 reverse stock split of its ordinary shares.  The Company’s ordinary shares will begin trading on a split adjusted basis on December 20, 2019.

As a result of the reverse stock split, each twenty (20) pre-split shares of the Company’s ordinary stock will automatically combine into one (1) ordinary share without any action on the part of the holders, and the number of outstanding ordinary shares will be reduced from 44,421,835 to approximately 2,221,091 ordinary shares. The Company’s ordinary shares will continue to trade on the New York Stock Exchange under the symbol "ANFI" but will trade under a new CUSIP number. The reverse split is intended to increase the market price per share of the Company’s ordinary shares to allow the Company to maintain its New York Stock Exchange listing.

No fractional shares will be issued as a result of the reverse stock split. Shareholders who otherwise would be entitled to a fractional share because they hold a number of ordinary shares not evenly divisible by the one (1) for twenty (20) reverse split ratio, will automatically be entitled to receive an additional fractional share of the Company’s ordinary shares  to round up to the next whole share.

The reverse stock split will not be submitted to a vote of the Company’s shareholders and a vote was not required under the laws of the BVI.

The Company’s transfer agent, Continental Stock Transfer & Trust Company will act as the exchange agent.  Adjustments made to ordinary shares represented by physical stock certificates can be made upon surrender of the certificate to the transfer agent. Please contact Continental Stock Transfer & Trust Company for further information at 212.845.3217.

This Form 6-K Report by Amira Nature Foods, Ltd, (the “Company’) contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on the Company’s current expectations and projections about future events and financial trends that the Company believes may affect the Company’s financial condition, results of operations, business strategy and financial needs. There is no assurance that the Company’s current expectations and projections are accurate. These forward-looking statements include, but are not limited to, risks and uncertainties involving the Company including its ability to maintain its listing on the NYSE. All forward-looking statements in this Report of Foreign Private Issuer on Form 6-K are based on information available to the Company on the date hereof. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to differ materially from those implied by the forward-looking statements. More detailed information about these risk factors are set forth in the Company’s filings with the Securities and Exchange Commission, including, but not limited to, those risks and uncertainties listed in the section entitled “Risk Factors,” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on October 16, 2018. The Company operates in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for the Company’s management to predict all risk factors, nor can the Company assess the impact of all factors on Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. The Company does not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.